December 8, 2009

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3030
Washington, D.C. 20549
Attn: Kevin Vaughn

Re:	Cherry Tankers, Inc. Form 10-K for the year ended December 31, 2008 Filed February 19, 2009 Form 10-K/A#2 filed November 10, 2009 File No. 333-148346

Dear Mr. Vaughn:

We are counsel to Genesis Fluid Solutions Holdings, Inc., formerly known as Cherry Tankers, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated November 24, 2009 (the “Comment Letter”) relating to amendments made to the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q that were filed on November 10, 2009. Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

Amendment 2 to Form 10-K for year ended December 31, 2008 filed November 10, 2009
Amendment 2 to Form 10-Q for quarterly period ended March 31, 2009 filed November 10, 2009
Amendment 2 to Form 10-Q for quarterly period ended June 30, 2009 filed November 10, 2009
Amendment 2 to Form 10-Q for quarterly period ended September 30, 2009 filed November 10, 2009

1.
We note from the Form 8-K filed November 5, 2009 that as of October 30, 2009, following the closing of the merger with Genesis Fluid Solutions, each of the directors and officers of the Company resigned and certain other individuals were appointed as directors and officers of the Company. However, we note that the amended Form 10-K and each of the amended Forms 10-Q filed on November 10, 2009 were signed by the former directors and officers of Cherry Tankers, Inc. rather than the current directors and officers of the registrant. Further, we note that the certifications provided pursuant to Item 601(b)(31) of Regulation S-K in each of the above documents was signed by the former officers of the Company. Please address the following:

•	Amend the Form 10-K and each of the Forms 10-Q to include the signature of a duly authorized representative of the Company. Refer to Rule 12b-15.
•
Amend the Form 10-K and each of the Forms 10-Q to include currently dated certifications of each of your current principal executive officer and principal financial officer. Refer to Item 601(b)(31) of Regulation S-K and Question 13 of the Sarbanes-Oxley Act Frequently Asked Questions dated November 8, 2002 (revised November 14, 2002) available at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm. In this regard, please also ensure that the certifying individual’s title is included beneath the signature.

Response:

In response to the Staff’s comment, we hereby acknowledge, on behalf of the Company, that upon closing of the merger with Genesis Fluid Solutions on October 30, 2009, the directors and officers of the Company changed. However, by a resolution passed by the new board of directors of the Company on November 3, 2009, the board specifically authorized the prior officers, Reuven Gepstein and Yael Alush, to act on behalf of the Company, in their prior capacities as chief executive and chief financial officers, respectively, in order to amend the referenced filings. The new officers and directors have no familiarity with the prior business and its related financial statements. The Company determined that so long as the prior officers were duly authorized to review and sign the amendments and the certifications the requirement of Item 601(b)(31) of Regulation S-K was satisfied without the requirement for those unfamiliar with the prior period activities and controls to undertake a new review for purposes of the certification. It is the Company’s belief that no further amendments are required and in light of the subsequent significant changes to the Company, further amendment of such filings would be potentially misleading.

Form 8-K/A filed November 16, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2.
We note that for the six months ended June 30, 2009, Genesis recorded cost of goods sold for $76,000 when no revenue was generated. We further note that revenues are recognized on a completed-contract basis. In light of your accounting policy for all professional service costs to be “deferred and recognized on completion of the contract and customer acceptance,” please tell us and expand discussion in future filings to describe the composition of these costs and the basis for recording them in the absence of recorded revenues.

Response:

The Staff’s comment is duly noted and, as requested, the Company will expand the discussion in future filings to better describe the composition of these and costs and the basis for recording them in the absence of recorded revenues.

In response to the Staff’s comment, the costs are incurred in the normal course of business related to the maintenance of line equipment which is not utilized on revenue producing engagements but rather to demonstrate the Company’s technology in non-revenue producing proof of concept displays. These costs have been categorized as cost of revenues as they are costs which have been incurred related to the development of projects which the Company reasonably expects will lead to revenue producing engagements.

Financial Statements for the year ended December 31, 2008

Note (4) Convertible and Other Notes Payable

3.
We note that Genesis has “various secured and unsecured convertible notes.” In future filings, please provide us with a clear description of the significant terms of each of the material convertible notes, including but not limited to, the conditions under which you or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, as well as any conditions under which you or the holder may accelerate payment of the notes.

Response:

The Staff’s comment is duly noted and the Company will provide said descriptions in future filings.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 616-4291.

Very truly yours,

/s/ Benjamin S. Reichel
Benjamin S. Reichel

cc: Michael Hodges